

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.S. HOWELLS & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 N. Pima Road, Suite 100
(No. and Street)

Scottsdale	Arizona	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Emmett Mitchell (480) 563-2018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St., Suite 200, Greenwood Village, CO 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emmett Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. PIERCE
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 11, 2008

Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


M.S.Howells & Co.

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED DECEMBER 31, 2007 AND 2006

M.S. HOWELLS & CO.

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
M.S. Howells & Co.

We have audited the accompanying statements of financial condition of M.S. Howells & Co. as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.S. Howells & Co. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2008

M.S. HOWELLS & CO.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
Cash and cash equivalents	$ 335,869	$ 144,647
Cash at clearing broker	-	48,826
Commissions receivable:		
Clearing broker	66,355	566,120
Other broker dealers	-	8,112
Deposit with clearing broker	202,495	203,765
Securities owned, at market value	405,655	5,600
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $320,143 and $291,911 (Note 2)	96,188	145,822
Other assets	45,431	61,803
Total assets	**$ 1,151,993**	**$ 1,184,695**

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
LIABILITIES:		
Accounts payable and accrued expenses	$ 100,858	$ 203,168
Accrued soft dollar credits (Note 4)	335,807	370,718
Commissions payable	20,881	117,434
Obligations payable under capital leases	53,843	78,299
Due to clearing broker	-	5,478
Total liabilities	511,389	775,097
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, $0.01 par value, authorized 3,000 shares, 1,354 shares outstanding	14	14
Additional paid-in capital	1,694,394	1,463,388
Deficit	(1,053,804)	(1,053,804)
Total shareholder's equity	640,604	409,598
Total liabilities and shareholder's equity	**$ 1,151,993**	**$ 1,184,695**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

REVENUE:	2007	2006
Commissions (Note 2)	$ 5,441,218	$ 7,807,804
Research income	192,074	514,842
Interest and dividends	293,951	390,084
Trading profit, net	23,164	-
Other	16,105	28,591
Total revenue	5,966,512	8,741,321
EXPENSES:		
Commissions, salaries, and related expenses	2,979,519	4,504,072
Clearing fees	684,585	1,327,740
Soft dollar expense	732,837	1,013,413
General and administrative	468,300	576,173
Information services	467,557	549,529
Occupancy and equipment	313,563	386,000
Travel and entertainment	111,065	191,777
Professional fees	59,888	226,870
Exchange and trading fees	107,922	115,864
Trading losses, net	-	85,423
Total expenses	5,925,236	8,976,861
NET INCOME (LOSS)	**$ 41,276**	**$ (235,540)**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-in		Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCES, December 31, 2005	1,354	$ 14	$ 1,418,261	$ (818,264)	$ 600,011
Capital contributions	-	-	217,000	-	217,000
Capital distributions	-	-	(171,873)	-	(171,873)
Net loss	-	-	-	(235,540)	(235,540)
BALANCES, December 31, 2006	1,354	14	1,463,388	(1,053,804)	409,598
Capital contributions	-	-	289,730	-	289,730
Capital distributions	-	-	(58,724)	(41,276)	(100,000)
Net income	-	-	-	41,276	41,276
BALANCES, December 31, 2007	**1,354**	**$ 14**	**$ 1,694,394**	**$ (1,053,804)**	**$ 640,604**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

STATEMENTS OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 41,276	$ (235,540)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:		
Depreciation	52,703	52,387
Decrease (increase) in commissions receivable	507,877	(54,254)
Decrease (increase) in deposit with clearing broker	1,270	(53,193)
(Increase) decrease in securities owned, at market value	(400,055)	343,400
Decrease in other assets	16,372	37,708
Decrease in accounts payable and accrued expenses	(102,310)	(42,179)
(Decrease) increase in accrued soft dollar credits	(34,911)	91,975
(Decrease) increase in commissions payable	(96,553)	3,546
Decrease in due to clearing broker	(5,478)	(2,280)
Net cash (used in) provided by operating activities	(19,809)	141,570
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(3,069)	(7,596)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Decrease in receivable from related parties	-	8,171
Payments on capital lease obligations	(24,456)	(22,256)
Capital contributions	289,730	150,000
Capital distributions	(100,000)	(171,873)
Net cash provided by (used in) financing activities	165,274	(35,958)
NET INCREASE IN CASH AND CASH EQUIVALENTS	142,396	98,016
CASH AND CASH EQUIVALENTS, beginning of year	193,473	95,457
CASH AND CASH EQUIVALENTS, end of year	$ 335,869	$ 193,473
CASH POSITION IS REPRESENTED BY:		
Cash and cash equivalents	$ 335,869	$ 144,647
Cash at clearing broker	-	48,826
	$ 335,869	$ 193,473
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Contribution of marketable securities	$ 289,730	$ 67,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 6,759	$ 9,314

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000 and is a securities broker-dealer serving primarily institutional investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Jeffries & Company, Inc. and Goldman Sachs Execution & Clearing, L.P. (collectively the "clearing broker"), on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing broker also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to seven years. Leasehold improvements are amortized over the life of the lease.

For purposes of the statement of cash flows, the Company considers all demand deposits, money market funds and cash at clearing broker to be cash equivalents.

Certain prior year amounts have been reclassified to conform to the current year classifications.

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring through 2010. Future minimum lease payments under the noncancellable leases as of December 31, 2007 are as follows:

Year	Amount
2008	$ 290,206
2009	212,093
2010	56,034
	$ 558,333

For the years ended December 31, 2007 and 2006, total rental expense for operating leases was $247,865 and $284,624, respectively.

The Company has various capital lease obligations covering telephone equipment and office furniture expiring through 2009. Aggregate annual payments on capital lease obligations as of December 31, 2007 are as follows:

Year	Amount
2008	$ 30,831
2009	28,262
Total payments	59,093
Less amounts representing interest	(5,250)
Present value of future minimum lease payments	**$ 53,843**

The net book value of equipment under capital leases at December 31, 2007 and 2006 was $49,240 and $73,711, respectively.

During the years ended December 31, 2007 and 2006, the Company generated approximately $11,000 and $36,000, respectively, of its commission revenue from transactions with related parties.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $383,305 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.33 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - SOFT DOLLAR CREDITS

The Company has negotiated soft dollar arrangements with various investment managers whereby a portion of the brokerage commissions earned by the Company are used to cover certain costs of research and various services. The Company has the ability to reject any costs or expenses submitted by the investment managers. Soft dollar balances may also be remitted directly back to the respective fund or account that generated the soft dollars.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. At December 31, 2007, the Company had $159,060 in excess of this requirement which is subject to loss should the bank cease operations.

The Company's financial instruments, including cash, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at market value using quoted market prices.

NOTE 6 - SUBSEQUENT EVENT

In January 2008, the sole shareholder of the Company withdrew $100,000. The transaction was recorded as a reduction to additional paid-in capital.



SUPPLEMENTARY INFORMATION


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
M.S. Howells & Co.

In planning and performing our audit of the financial statements and supplementary information of M.S. Howells & Co. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by M.S. Howells & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of M.S. Howells & Co. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

In addition, our review indicated that M.S. Howells & Co. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2008

M.S.Howells & Co.

March 25, 2008

FINRA
Denver District Office
370 17th Street, Suite 2900
Denver, CO 80202-5629
Attn: Steven N. Borchert

Re: M.S. Howells & Co. Annual Audit

Dear Mr. Borchert,

Per your letter dated March 20, 2008, enclosed please find an original notarized oath or affirmation and Form X 17A-5 Part III Facing Page that was inadvertently omitted from our audited financials forwarded to your office.

Additionally, we have forwarded one copy to the appropriate SEC Regional Office and two copies to SEC Washington, D.C. office.

Your assistance regarding this matter is greatly appreciated. Should you have any questions or require any additional information, please contact me at (480) 563-2018.

Sincerely,

Emmett Mitchell
CFO, CCO, EVP

cc: SEC Regional Office
SEC Washington DC office

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